Exhibit 99.1

Consolidated Financial Statements
(Expressed in Canadian dollars)

YM BIOSCIENCES INC.

Years ended June 30, 2008, 2007 and 2006

KPMG LLP Chartered Accountants Yonge Corporate Centre 4100 Yonge Street Suite 200 Toronto ON M2P 2H3 Canada	Telephone Fax Internet	(416) 228-7000 (416) 228-7123 www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of YM Biosciences Inc.

We have audited the accompanying consolidated balance sheets of YM Biosciences Inc. (the "Company") and subsidiaries as at June 30, 2008 and 2007 and the related consolidated statements of operations and comprehensive loss and deficit and cash flows for each of the years in the three-year period ended June 30, 2008.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  With respect to the consolidated financial statements for the year ended June 30, 2008, we also conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as at June 30, 2008 and 2007 and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2008 in conformity with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from U.S. generally accepted accounting principles.  Information relating to the nature and effect of such differences is presented in note 17 to the consolidated financial statements.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in note 1 to the consolidated financial statements, the Company has no net earnings, minimal revenue and negative operating cash flows that raise substantial doubt about its ability to continue as a going concern.  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.
KPMG Canada provides services to KPMG LLP.

As discussed in note 2(p) to the consolidated financial statements, effective July 1, 2007, the Company adopted The Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1530, Comprehensive Income, Section 3251, Equity, Section 3855, Financial Instruments - Recognition and Measurement, and Section 3865, Hedges.  Effective June 30, 2008, the Company adopted CICA Handbook Section 1535, Capital Disclosures, Section 3862, Financial Instruments - Disclosures, and Section 3863, Financial Instruments - Presentation.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial report as of June 30, 2008, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated September 15, 2008 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

September 15, 2008

YM BIOSCIENCES INC.
Consolidated Balance Sheets
(Amounts in Canadian dollars, unless otherwise noted)

June 30, 2008 and 2007

	2008	2007

Assets

Current assets:
Cash and cash equivalents (note 4)	$3,119,189	$5,847,351
Short-term deposits (note 4)	54,981,737	69,724,438
Accounts receivable	403,371	370,011
Prepaid expenses	375,133	347,010
	58,879,430	76,288,810

Property and equipment (note 5)	128,400	325,040

Intangible assets (note 6)	4,065,409	5,125,950

	$63,073,239	$81,739,800

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$307,588	$1,169,211
Accrued liabilities	1,715,024	2,103,755
Deferred revenue (note 12)	4,623,340	4,702,132
	6,645,952	7,975,098

Deferred revenue (note 12)	4,414,256	8,929,900

Shareholders' equity:
Share capital (note 8)	172,921,153	172,921,153
Share purchase warrants (note 9)	3,150,539	4,553,308
Contributed surplus (note 10)	9,123,824	5,657,082
Deficit	(133,182,485)	(118,296,741)
	52,013,031	64,834,802

Basis of presentation (note 1)
Commitments (note 13)

	$63,073,239	$81,739,800

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Tryon Williams   Director

/s/ David G.P. Allan   Director

YM BIOSCIENCES INC.
Consolidated Statements of Operations and Comprehensive Loss and Deficit
(Amounts in Canadian dollars, unless otherwise noted)

	Years ended June 30,
	2008	2007	2006

Out-licensing revenue (note 12)	$4,859,085	$4,407,890	$1,151,135
Interest income	2,584,080	3,239,540	1,397,558
	7,443,165	7,647,430	2,548,693

Expenses:
General and administrative	6,831,955	6,978,336	7,951,470
Licensing and product development	15,631,550	28,758,469	20,188,577
Impairment of intangible assets (note 6)	-	1,829,538	-
	22,463,505	37,566,343	28,140,047

Loss before the undernoted	(15,020,340)	(29,918,913)	(25,591,354)

Gain (loss) on foreign exchange	32,463	(142,552)	(220,630)

Realized gain on short-term deposits	126,588	-	-

Unrealized gain on short-term deposits	45,688	-	-

Loss on marketable securities	-	-	(2,623)

Loss on disposal of property and equipment	(70,143)	-	-

Loss before income taxes	(14,885,744)	(30,061,465)	(25,814,607)

Income taxes (note 14)	-	1,668,775	-

Loss and comprehensive loss for the year	(14,885,744)	(31,730,240)	(25,814,607)

Deficit, beginning of year	(118,296,741)	(86,566,501)	(60,751,894)

Deficit, end of year	$(133,182,485)	$(118,296,741)	$(86,566,501)

Basic and diluted loss per common share	$(0.27)	$(0.57)	$(0.59)

Weighted average number of common shares outstanding	55,835,356	55,804,674	43,755,160

Excludes common shares held in escrow for contingent additional payment related to the acquisition of Delex Therapeutics Inc. (note 8)	2,380,953	2,380,953	2,380,953

See accompanying notes to consolidated financial statements.

YM BIOSCIENCES INC.
Consolidated Statements of Cash Flows
(Amounts in Canadian dollars, unless otherwise noted)

	Years ended June 30,
	2008	2007	2006

Cash provided by (used in):

Operating activities:
Loss for the year	$(14,885,744)	$(31,730,240)	$(25,814,607)
Items not involving cash:
Depreciation of property and equipment	125,271	107,107	61,017
Amortization of intangible assets	1,060,541	1,913,040	1,269,158
Impairment of intangible assets	-	1,829,538	-
Loss on disposal of property and equipment	70,143	-	-
Loss on sale of marketable securities	-	-	2,623
Stock-based compensation	2,063,973	1,716,913	2,588,413
Stock-based consideration	-	-	100,000
Warrants-based consideration	-	-	54,775
Change in non-cash operating
Change in non-cash operating working capital:
Accounts receivable and prepaid expenses	(61,483)	1,816,092	(672,639)
Accounts payable, accrued liabilities and deferred revenue	(5,844,790)	11,604,460	(1,599,032)
	(17,472,089)	(12,743,090)	(24,010,292)

Financing activities:
Issuance of common shares on exercise of options	-	11,232	851,322
Issuance of common shares on exercise of warrants	-	89,375	3,627,430
Net proceeds from issuance of shares and warrants	-	-	42,622,618
	-	100,607	47,101,370

Investing activities:
Short-term deposits, net	14,742,701	15,881,679	(55,529,720)
Proceeds on sale of marketable securities	-	-	2,211
Additions to property and equipment	(37,770)	(127,162)	(54,791)
Proceeds on sale of property and equipment	38,996	-	-
	14,743,927	15,754,517	(55,582,300)

Increase (decrease) in cash and cash equivalents	(2,728,162)	3,112,034	(32,491,222)

Net cash assumed on acquisition	-	-	34,540,166

Cash and cash equivalents, beginning of year	5,847,351	2,735,317	686,373

Cash and cash equivalents, end of year	$3,119,189	$5,847,351	$2,735,317

Non-cash items:
Issuance of common shares on Delex acquisition (note 8)	$-	$-	$1,464,284
Issuance of common shares on Eximias acquisition (note 3)	-	-	35,063,171
Issuance of common shares in exchange for licensed patents	-	-	100,000

See accompanying notes to consolidated financial statements.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2008, 2007 and 2006

YM Biosciences Inc. (the "Company" or "YM") was incorporated on August 17, 1994 under the laws of the Province of Ontario and was continued under the laws of the Province of Nova Scotia on December 11, 2001.   In prior years, the Company had been considered a development stage company.  It has entered into licensing agreements with certain biotechnology, pharmaceutical and medical institutes or has acquired technology originated in such institutes.  The acquisitions of licenses provide exclusive rights for certain territories for certain products or families of products developed and rights of first refusal on additional territories, additional products or extensions to existing products.  During fiscal 2006, the Company acquired Eximias Pharmaceutical Corporation ("Eximias") of Berwyn, Pennsylvania, a privately held pharmaceutical company engaged in the acquisition, development and commercialization of products for the treatment of cancer and cancer-related disorders (note 3).  During fiscal 2005, the Company acquired Delex Therapeutics Inc. ("Delex").  The Company is developing certain therapeutic products for patients with cancer and an inhalation delivered fentanyl product to treat acute and breakthrough pain, including cancer pain.

1.	Basis of presentation:

The consolidated financial statements presented have been prepared on a going-concern basis, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize on its assets and discharge its liabilities in the normal course of operations.  Since inception, the Company has concentrated on licensing, acquisition and product development.  It has had no net earnings, minimal revenue and negative operating cash flows, and has financed its activities through the issuance of equity.  The Company's ability to continue as a going concern is dependent on obtaining additional investment capital and the achievement of profitable operations.  There can be no assurance that the Company will be successful in increasing revenue or raising additional investment capital to generate sufficient cash flows to continue as a going concern.  These consolidated financial statements do not reflect the adjustments that might be necessary to the carrying amount of reported assets, liabilities, revenue and expenses and the balance sheet classification used if the Company were unable to continue operation in accordance with this assumption.

Taking into consideration the restricted and unrestricted cash and short-term deposits detailed in note 4 to the consolidated financial statements, management believes that the Company has sufficient cash resources to fund its future operations beyond the next 12 months.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2008, 2007 and 2006

2.	Significant accounting policies:

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which, except as described in note 17, conform in all material respects to accounting principles generally accepted in the United States ("United States GAAP").  Significant accounting policies are summarized below:

(a)	Basis of consolidation:

The consolidated financial statements include the assets and liabilities and results of operations of all subsidiaries and variable interest entities ("VIEs") where the Company is the primary beneficiary, after elimination of intercompany transactions and balances.

During the year ended June 30, 2006, Delex was amalgamated with a YM subsidiary and its assets, obligations and operations are included in the consolidated financial statements.  CIMYM Inc. (Ontario) and CIMYM Inc. (Barbados) were amalgamated to form CIMYM BioSciences Inc., an 80% owned joint venture incorporated in Canada for which the Company is the primary beneficiary, and its assets, obligations and operations are included in the consolidated financial statements.  YM BioSciences U.S.A. Inc. and YM BioSciences U.S. Operations Inc. were merged during the year ended June 30, 2008 and its assets, obligations and operations are included in the consolidated financial statements.

(b)	Consolidation of variable interest entity:

The Company consolidates all VIEs of which it is the primary beneficiary in accordance with Canadian GAAP.  VIEs are entities in which equity investors do not have controlling financial interest or the equity at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support by other parties.   The Company's only VIE is CIMYM BioSciences Inc. and it is fully consolidated in the Company's financial statements.

(c)	Foreign currency translation:

Foreign currency transactions entered into by the Company and financial statements of integrated foreign operations are translated into Canadian dollars using the temporal method.  Under this method, monetary assets and liabilities are translated at year-end rates of exchange, non-monetary assets and liabilities are translated at historic rates of exchange and income statement items are translated at actual rates prevailing during the year.  Exchange gains and losses are of a current nature and are included in income.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2008, 2007 and 2006

2.	Significant accounting policies (continued):

(d)	Revenue recognition:

Revenue is deemed to be realized and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the Company's price to the customer is fixed or determinable, and collectibility is reasonably assured.

Contingent revenue attributable to the achievement of regulatory or developmental milestones is recognized only on the achievement of the applicable milestone.  Non-refundable, up-front fees for access to the Company's proprietary technology in connection with certain research and development collaborations are deferred and recognized as revenue on a systematic basis over the term of the related collaboration.  Currently, the Company has license agreements that specify that certain royalties are earned by the Company on sales of licensed products in the licensed territories.  Licensees report sales and royalty information in the 90 days after the end of the quarter in which the activity takes place and typically do not provide the Company with forward estimates or current-quarter information.  Because the Company is not able to reasonably estimate the amount of royalties earned during the period in which these licensees actually ship products, royalty revenue is not recognized until the royalties are reported to the Company and the collection of these royalties is reasonably assured.

(e)	Cash and cash equivalents:

Cash and cash equivalents are recorded at fair value.  Cash equivalents consist of highly liquid bankers' acceptances issued by Canadian Schedule A banks, with terms extending up to 90 days from the date of acquisition.

(f)	Short-term deposits:

Short-term deposits are recorded at fair value and consist of highly liquid bankers' acceptances issued by Canadian Schedule A banks, held to maturity with terms extending beyond 90 days from the date of acquisition.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2008, 2007 and 2006

2.	Significant accounting policies (continued):

(g)	Property and equipment:

Property and equipment are stated at cost less accumulated depreciation.  Depreciation is provided to amortize the cost of property and equipment over their estimated useful lives using the straight-line method over the following periods:

Computer equipment	3 years
Furniture and equipment	5 years
Leasehold improvements	Term of lease

(h)	Intangible assets:

Intangible assets consist of acquired technologies and are amortized on a straight-line basis over the estimated time to market of seven years.

(i)	Impairment of long-lived assets:

The Company reviews the carrying value of intangible assets with finite lives and property and equipment for existence of facts or changes in circumstances that might indicate a condition of impairment.  An impairment loss would be recognized when estimates of undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than the carrying amount.

(j)	Development costs:

To date, all development costs incurred have been expensed.  Development costs include costs associated with product development activities, including salaries of scientific and technical staff and payments to third parties for development activities.  Development costs that meet specific stringent criteria related to technical, market and financial feasibility are capitalized.  To date, none of the development costs has met such criteria.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2008, 2007 and 2006

2.	Significant accounting policies (continued):

(k)	Government assistance:

Government assistance, including investment tax credits relating to development costs, is recorded as a reduction of the development costs when there is reasonable assurance that the assistance will be received.

(l)	Income taxes:

The Company uses the asset and liability method of accounting for income taxes.  Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the date of enactment or substantive enactment.

In assessing the realizability of future income tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will be realized.  The ultimate realization of future income tax assets is dependent upon the generation of future taxable income during the period in which the temporary differences are deductible.  Management considers the scheduled reversals of future income tax liabilities, the character of the future income tax asset and tax planning strategies in making this assessment.  To the extent that management believes that the realization of future income tax assets does not meet the more-likely-than-not realization criteria, a valuation allowance is recorded against the future income tax assets.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2008, 2007 and 2006

2.	Significant accounting policies (continued):

(m)	Stock-based compensation:

The Company has a stock option plan for directors, officers, employees and service providers.  All stock options issued under the plan have an exercise price equal to the fair market value of the underlying shares on the date of the grant.  The Company applies the fair value-based method to all options granted to service providers and to employee stock options granted on or after July 1, 2002.  Under the fair value-based method, compensation cost is measured at the fair value of the award at the date of grant using the Black-Scholes option pricing model.  Forfeitures are accounted for on an estimated basis based on historical trends.  Compensation cost is expensed over the service period for non-employee and employee awards.  The settlement method was used to account for employee stock options granted before July 1, 2002.  Under the settlement method, no compensation cost was recognized at the date of grant or recognized over the vesting period.  Any consideration paid by employees on the exercise of stock options or purchase of stock is credited to share capital.

(n)	Basic and diluted loss per common share:

Basic loss per common share is computed by dividing loss for the period by the weighted average number of common shares outstanding during the reporting period.  Diluted loss per common share is computed similarly to basic loss per common share, except that the weighted average number of shares outstanding is increased to include additional shares from the assumed exercise of stock options and warrants, if dilutive.  The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.  These common equivalent shares are not included in the calculation of the weighted average number of shares outstanding for diluted loss per common share when the effect would be anti-dilutive.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2008, 2007 and 2006

2.	Significant accounting policies (continued):

(o)	Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the years.  Actual results could differ from those estimates.

(p)	New accounting pronouncements:

Changes in accounting policies:

(i)	Accounting changes:

On July 1, 2007, the Company adopted the new recommendations of The Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 1506, Accounting Changes.  Under these new recommendations, voluntary changes in accounting policy are permitted only when they result in the financial statements providing reliable and more relevant information.  These recommendations also require:  (i) changes in accounting policy to be applied retrospectively unless doing so is impracticable; (ii) prior period errors to be corrected retrospectively; (iii) enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements; and (iv) the disclosure of new primary sources of generally accepted accounting principles that have been issued but are not yet effective.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2008, 2007 and 2006

2.	Significant accounting policies (continued):

(ii)	Financial instruments:

On July 1, 2007, the Company adopted the recommendations of CICA Handbook Section 1530, Comprehensive Income, Section 3251, Equity, Section 3855, Financial Instruments - Recognition and Measurement, and Section 3865, Hedges.  These new Handbook sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied.  Section 1530 also establishes standards for reporting and displaying comprehensive income.  Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income, but that are excluded from net income calculated in accordance with generally accepted accounting principles.

Under Section 3855, all financial instruments are to be classified into one of the following five categories:  held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments, including derivatives, are included in the consolidated balance sheet and are measured at fair value with the exception of held-to-maturity investments, loans and receivables and other financial liabilities, which are measured at amortized cost, using the effective interest method.  Subsequent measurement and recognition of changes in fair value of financial instruments depend on their initial classification.  Held-for-trading investments are measured at fair value and all gains and losses are included in net income in the period in which they arise.  Available-for-sale financial assets are measured at fair value with revaluation gains and losses included in other comprehensive income until the asset is derecognized or impaired.

As a result of the adoption of these new standards, the Company has classified its cash and cash equivalents and short-term deposits as held-for-trading.  Receivables are classified as loans and receivables.  Accounts payable and accruals are classified as other financial liabilities.  The Company has not recognized any amounts through comprehensive income for years ended June 30, 2008, 2007 and 2006.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2008, 2007 and 2006

2.	Significant accounting policies (continued):

Adoption of these standards was on a retrospective basis without restatement of prior periods and had no impact on the Company's opening balances.

Derivatives embedded in other financial instruments or contracts are separated from their host contracts and accounted for as derivatives when their economic characteristics and risks are not closely related to those of the host contract; the terms of the embedded derivatives are the same as those of a free standing derivative; and the combined instrument or contract is not measured at fair value.  These embedded derivatives are measured at fair value with changes therein recognized in net income.

The Company selected July 1, 2002 as the transition date for embedded derivatives.  Accordingly, only contracts or financial instruments entered into or modified after this date were examined for embedded derivatives.  As at July 1, 2007, the Company identified embedded derivatives in foreign currency product out-licensing contracts that were based on a foreign currency that was not the functional currency of the Company or the third parties associated with the contracts.  However, such embedded derivatives have been determined to be of nominal value and, therefore, have not been measured at fair value in the Company's financial statements.

(iii)	Financial instruments - disclosure:

On June 30, 2008, the Company adopted CICA Handbook Section 3862, Financial Instruments - Disclosures, which provides standards for disclosures about financial instruments, including disclosures about fair value and the credit, liquidity and market risks associated with the financial instruments.  Note 16 has been added to the Company's consolidated financial statements regarding these disclosures.

(iv)	Financial instruments - presentation:

On June 30, 2008, the Company adopted CICA Handbook Section 3863, Financial Instruments - Presentation, which provides standards for the presentation of financial instruments and non-financial derivatives.  The adoption of this standard does not have an impact on the presentation of the Company's financial instrument disclosures.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2008, 2007 and 2006

2.	Significant accounting policies (continued):

(v)	Capital disclosures:

On June 30, 2008, the Company adopted CICA Handbook Section 1535, Capital Disclosures, which requires disclosure of the objectives, policies and processes for managing capital and compliance with any capital requirements and, in case of non-compliance, the consequences of such non-compliance.  Note 15 has been added to the Company's consolidated financial statements regarding these disclosures.

Recent accounting pronouncements issued and not yet effective are as follows:

(vi)	General standards on financial statement presentation:

CICA Handbook Section 1400, General Standards on Financial Statement Presentation, has been amended to include requirements to assess and disclose an entity's ability to continue as a going concern.  The changes are effective for the Company for interim and annual financial statements beginning on or after July 1, 2008.  The Company does not expect the adoption of these changes to have an impact on its consolidated financial statements.

(vii)	Goodwill and intangible assets:

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Intangible Assets, and Section 3450, Research and Development Costs.  This new section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets and is effective for annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008, specifically July 1, 2009 for the Company.  The Company is currently assessing the impact of this section on its intangible asset recognized on the acquisition of Delex.

(viii)	International financial reporting standards:

The CICA plans to converge Canadian GAAP with International Financial Reporting Standards ("IFRS") over a transition period expected to end in 2011.  The impact of the transition to IFRS on the Company's consolidated financial statements is not yet determinable.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2008, 2007 and 2006

3.	Acquisition of Eximias:

On May 9, 2006, the Company completed the acquisition of the common shares of Eximias, a privately held development stage company in the United States.  The acquisition was accounted for as a purchase of assets.  The assets and liabilities of Eximias have been included in the consolidated financial statements of the Company from May 9, 2006, the date of acquisition.  The Company has assessed the fair values as of the date of acquisition as follows:

Assets acquired:
Cash	$38,037,072
Short-term deposits	193,925
Property and equipment	84,513
Prepaid expenses	109,101
Workforce	2,927,261
Future tax assets (net of valuation allowance of $26,885,000)	-
41,351,872

Liabilities assumed:
Accrued expenses	(2,432,679)
Obligations under capital leases	(9,116)
(2,441,795)

Net assets acquired	$38,910,077

Consideration given:
5,630,648 common shares	$35,063,171
Cash	3,496,906
Acquisition costs	350,000

$38,910,077

Of the total purchase price paid, $3,300,000, comprised of 474,657 common shares valued at $3,000,000 and $300,000 in cash, were held in escrow until May 9, 2007, to satisfy any claims arising out of the representations and warranties made by Eximias in the transaction.  As no claims arose relating to those shares referred to above, the full amount was released from escrow on May 9, 2007.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2008, 2007 and 2006

3.	Acquisition of Eximias (continued):

The fair value of the Company's common shares issued is based on the average closing price of the common shares two days before, the day of, and two days after May 9, 2006, the closing date of the acquisition.

4.	Cash and cash equivalents and short-term deposits:

As a condition of the February 16, 2006 issuance of common shares, the Company will use the net proceeds of $42,622,618 raised to fund drug development activities not related to Cuba or for general corporate purposes not related to the Cuban licensed products and technologies.  As at June 30, 2008, the remaining restricted proceeds were $1,370,992.

Management believes that the unrestricted cash and short-term deposits at June 30, 2008 of $56,729,934 are sufficient to fund future activities during and beyond the next year.

As at June 30, 2008, the Company held nil (2007 - $4,510,285) of cash equivalents, all of which are denominated in Canadian dollars.  Cash equivalents are short-term deposits with terms extending up to 90 days from the date of acquisition.

The Company's short-term deposits are bankers' acceptances issued by Canadian Schedule A banks, maturing in less than one year.

5.	Property and equipment:

		Accumulated	Net book
June 30, 2008	Cost	depreciation	value

Computer equipment	$378,289	$278,449	$99,840
Furniture and equipment	80,172	76,765	3,407
Leasehold improvements	52,539	27,386	25,153

	$511,000	$382,600	$128,400

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2008, 2007 and 2006

5.	Property and equipment (continued):

		Accumulated	Net book
June 30, 2007	Cost	depreciation	value

Computer equipment	$357,499	$201,286	$156,213
Furniture and equipment	307,506	170,769	136,737
Leasehold improvements	80,809	48,719	32,090

	$745,814	$420,774	$325,040

6.	Intangible assets:

		Accumulated		Net book
June 30, 2008	Cost	amortization	Impairment	value

Acquired technologies	$7,348,185	$3,282,776	$-	$4,065,409

		Accumulated		Net book
June 30, 2007	Cost	amortization	Impairment	value

Acquired technologies	$7,348,185	$2,222,235	$-	$5,125,950
Workforce	2,927,261	1,097,723	1,829,538	-

	$10,275,446	$3,319,958	$1,829,538	$5,125,950

Impairment:

On May 9, 2006, the Company identified the workforce as an intangible asset as part of the Eximias acquisition because of the expected future benefits that could be derived with respect to their involvement with the Company's leading product, tesmilifene.

On January 30, 2007, based on the recommendation of the Data Safety Monitoring Board, the Company stopped the phase III tesmilifene clinical trial based on an interim analysis of 351 events.  As a result, the workforce intangible asset was determined to be impaired based on an analysis of the carrying value and projected future cash flows of the asset.  The impairment analysis resulted in a write-down of $1,829,538, the net book value of the asset on the day of impairment.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2008, 2007 and 2006

7.	Consolidation of variable interest entity:

The Company determined that its investment in its joint venture is a VIE and the Company is the primary beneficiary since inception of the entity.

The Company proportionately consolidated its joint venture and has made provisions for any advances to the joint venture that did not eliminate on consolidation, such that the Company has recorded 100% of the results of operations and cash flows of this entity since its inception.

The consolidated financial statements include the revenue and expenses of an incorporated joint venture as follows:

	Years ended June 30,
	2008	2007	2006

Revenue	$4,802,291	$4,236,398	$858,210

Expenses:
General and administrative	5,677,860	2,458,547	3,252,091
Licensing and product development	8,277,154	8,913,425	1,444,277
	13,955,014	11,371,972	4,696,368

Loss before income taxes	(9,152,723)	(7,135,574)	(3,838,158)

Income taxes	-	1,622,695	-

Loss for the period	$(9,152,723)	$(8,758,269)	$(3,838,158)

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2008, 2007 and 2006

8.	Share capital:

Authorized:
500,000,000 Class A preferred shares
500,000,000 Class B preferred shares, Series 1
500,000,000 Class A non-voting common shares
500,000,000 common shares

Issued:

	Number of
	shares	Amount

Common shares:
Balance, June 30, 2005	38,584,288	$87,487,802
Issued on exercise of options	395,967	1,286,170
Issued on exercise of warrants	1,311,008	4,397,499
Issued from escrow pursuant to Delex acquisition agreement	396,825	1,464,284
Issued pursuant to licensing agreement	26,316	100,000
Issued pursuant to public offering, February 2006	9,436,471	42,622,618
Issued on acquisition of Eximias, May 9, 2006	5,630,648	35,413,171

Balance, June 30, 2006	55,781,523	172,771,544
Issued on exercise of options	3,333	15,554
Issued on exercise of warrants	50,500	134,055

Balance, June 30, 2007 and 2008	55,835,356	$172,921,153

At June 30, 2008, 2,380,953 (2007 - 2,380,953) common shares are held in escrow for contingent payments related to the Delex acquisition.  These escrowed shares will be valued based upon their fair market value at the time of resolution of the related milestone contingency: 634,921 common shares upon entering a collaboration or other licensing arrangement; 1,111,112 common shares upon initiation of the first Phase III clinical trial; and 634,920 common shares upon initiation of the second Phase III clinical trial.  Upon receipt of United States regulatory approval to market a product using Delex's technology, the Company will make an additional payment of $4,750,000 in cash or common shares, or a combination of both, at its option, to the former Delex shareholders.

On February 16, 2006, the Company issued 9,436,471 shares at U.S. $4.25 per common share for total gross proceeds of U.S. $40,105,002.  Net proceeds after issuance costs amounted to Cdn. $42,622,618.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2008, 2007 and 2006

9.	Share purchase warrants:

The Company has issued warrants for the purchase of common shares for a specified price for a specific period of time.  Nominal value was ascribed to the warrants issued prior to June 30, 2002.  Warrants issued after that date have been valued on a relative basis using the Black-Scholes fair value option pricing model.  The following table contains information regarding the warrants to acquire common shares outstanding as of June 30, 2008.  As of June 30, 2008, all outstanding warrants were exercisable.

		Weighted
		average
	Number of	exercise
	warrants	price	Amount

Outstanding, June 30, 2005	10,745,007	$2.93	$5,313,283
Expired	(369,444)	4.33	-
Exercised	(1,370,286)	2.92	(770,070)
Issued in settlement of obligation	17,500	4.42	54,775

Outstanding, June 30, 2006	9,022,777	2.88	4,597,988
Exercised	(50,500)	1.77	(44,680)

Outstanding, June 30, 2007	8,972,277	2.89	4,553,308
Expired	(3,262,512)	3.69	(1,402,769)

Outstanding, June 30, 2008	5,709,765	2.43	$3,150,539

As at June 30, 2008:

			Weighted
			average
			remaining
		Number	contractual
Exercise prices	Expiry date	outstanding	life (years)

$1.75	December 15, 2008	562,346	0.46
$2.50	December 15, 2008	5,129,919	0.46
$4.42	February 7, 2009	17,500	0.61

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2008, 2007 and 2006

10.	Contributed surplus:

Balance, June 30, 2005	$1,790,928
Stock-based compensation	2,588,413
Exercise of options	(434,849)

Balance, June 30, 2006	3,944,492
Stock-based compensation	1,716,913
Exercise of options	(4,323)

Balance, June 30, 2007	5,657,082
Stock-based compensation	2,063,973
Expiry of warrants	1,402,769

Balance, June 30, 2008	$9,123,824

11.	Stock-based compensation:

The Company has granted stock options pursuant to a stock option plan.  Under the plan, options to purchase common shares may be granted to directors, officers, employees and service providers of the Company.  The option exercise prices range from $1.25 to $5.74.

Compensation cost recognized as an expense during the year for stock-based employee compensation awards was $2,063,973 (2007 - $1,716,913; 2006 - $2,301,431).  Compensation cost recognized related to non-employee options granted during the year was nil (2007 - nil; 2006 - $286,982).

As of June 30, 2008, total compensation cost related to non-vested awards not yet recognized is $832,308 and the weighted average period over which it is expected to be recognized is 1.27 years.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2008, 2007 and 2006

11.	Stock-based compensation (continued):

The fair value of each option granted was estimated on the date of grant using the Black-Scholes fair value option pricing model with the following assumptions:

Issue date	2008	2007	2006

Number of options issued	2,110,290	165,000	2,268,000
Risk-free interest rate	3.2% - 4.4%	3.9% - 4.1%	4.0% - 4.6%
Volatility factor	72% - 74%	51% - 73%	55% - 120%
Contractual life of options	10 years	10 years	1 - 10 years
Vesting period (months)	immediately to 24	immediately to 24	immediately to 24
Weighted average fair value of options granted	$1.13	$1.41	$2.00
Fair value of options	$2,374,465	$232,931	$4,542,930

The following tables reflect the activity under the stock option plan for the years ended June 30, 2008, 2007 and 2006 and the share options outstanding at the end of the year:

	2008		2007		2006
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price	Number	price

Outstanding, beginning of year	4,196,205	$3.63	4,779,789	$3.78	3,169,330	$2.92
Granted	2,110,290	1.51	165,000	3.49	2,268,000	4.69
Cancelled/forfeited	(673,393)	3.96	(745,251)	4.53	(256,465)	3.71
Exercised	-	-	(3,333)	3.37	(401,076)	2.21

Outstanding, end of year	5,633,102	2.80	4,196,205	3.63	4,779,789	3.78

Exercisable, end of year	4,342,733	$3.17	3,587,176	$3.55	3,058,820	$3.39

As at June 30, 2008:

	Options outstanding			Options exercisable
		Weighted			Weighted
		average	Weighted		average	Weighted
		remaining	average		remaining	average
Range of	Number	contractual	exercise	Number	contractual	exercise
exercise prices	outstanding	life (years)	price	exercisable	life (years)	price

$0.00 - $1.74	1,911,064	9.3	$1.51	649,031	9.29	$1.51
$1.75 - $2.74	913,095	4.9	1.83	913,095	4.93	1.83
$2.75 - $3.74	1,293,610	6.5	3.34	1,266,941	6.42	3.34
$3.75 - $4.74	1,360,333	5.8	4.41	1,358,666	5.80	4.41
$4.75 - $5.75	155,000	7.9	5.74	155,000	7.86	5.74

$0.00 - $5.75	5,633,102	7.1	2.80	4,342,733	6.39	3.17

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2008, 2007 and 2006

12.	Out-licensing agreements:

			Deferred revenue		Revenue recognized
Date of		Initial	as at June 30,		for years ended June 30,
agreement	Product	license fee	2008	2007	2008	2007	2006

November 3, 2006	Tesmilifene	$230,400	$154,000	$180,800	$26,800	$49,600	$-
July 25, 2006	Nimotuzumab	16,226,950	8,451,538	12,508,273	4,056,735	3,718,677	-
January 20, 2006	Nimotuzumab	1,152,788	192,131	576,394	384,262	384,263	192,132
August 30, 2005	Nimotuzumab	441,792	64,428	161,071	96,643	133,458	147,263
January 26, 2005	Tesmilifene	620,311	175,499	205,494	29,995	121,892	206,770
July 13, 2004	Nimotuzumab	-	-	-	-	-	604,970
Royalty revenue	Nimotuzumab	-	-	-	264,650	-	-
		18,672,241	9,037,596	13,632,032	4,859,085	4,407,890	1,151,135

Less current portion		-	4,623,340	4,702,132	-	-	-

		$18,672,241	$4,414,256	$8,929,900	$4,859,085	$4,407,890	$1,151,135

Under the terms of the agreements, the Company continues to be involved in the development of its products and is not required to fund any development in the licensed territory.  The agreements also entitle the Company to receive milestone payments on the occurrence of regulatory approval and royalties on the commercial sale of the developed product.  Initial license fee revenue is non-refundable and is deferred and recognized over the estimated period of collaboration required.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2008, 2007 and 2006

13.	Commitments:

In June 2005, the Company entered into a contract for Clinical Research Organization ("CRO") services relating to a pharmacokinetic clinical trial to evaluate tesmilifene with taxotere at a cost of approximately $477,000 (U.S. $468,000).  Of this amount, approximately $290,000 has been incurred as at June 30, 2008 and the obligation to pay the remaining $187,000 is yet to be incurred.  Either party may cancel the contract within 30 days' notice.  If the Company cancels, it is obligated for services rendered by CRO through to the effective date of termination and a penalty equal to 10% of the remainder of the contract price.

In May 2007, the Company entered into a contract for CRO services relating to a colorectal clinical trial for nimotuzumab at a cost of approximately $1,323,000, of which approximately $834,000 has been incurred as at June 30, 2008 and the obligation to pay the remaining $489,000 is yet to be incurred.  The Company may cancel the contract with 30 days' notice and is obligated for services rendered by CRO through to the effective date of termination and for any close-out services furnished by CRO after the termination of the agreement.

In November 2007, the Company entered into a contract for CRO services relating to a pediatric pontine glioma clinical trial for nimotuzumab in the United States at a cost of approximately $1,322,000 (U.S. $1,297,000), of which approximately $452,000 has been incurred as at June 30, 2008 and the obligation to pay the remaining $870,000 is yet to be incurred.  The Company may cancel the contract with 30 days' notice and is obligated for services rendered by CRO through to the effective date of termination and for any close-out services furnished by CRO after the termination of the agreement.

In addition to the above contracts, the Company has entered into many additional contracts for pre-clinical and other studies, none of which individually exceeds $1,000,000, totalling approximately $5,030,000, of which approximately $2,128,000 has been incurred as at June 30, 2008 and the obligation to pay the remaining $2,902,000 is yet to be incurred.  Any early termination penalties cannot exceed the amount of the contract commitment.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2008, 2007 and 2006

13.	Commitments (continued):

As at June 30, 2008, the approximate future minimum rental payments relating to operating leases for premises are as follows:

2009	$307,000
2010	315,000
2011	324,000
2012	237,000
Thereafter	46,000

$1,229,000

14.	Income taxes:

(a)	The major components of income tax expense and the income tax rates for the year ended June 30 are as follows:

	2008	2007	2006
Current tax expense	$-	$1,668,775	$-
Future income taxes	-	-	-

Income tax expense	$-	$1,668,775	$-

Average Canadian income tax rate	34.82%	36.12%	36.12%

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2008, 2007 and 2006

14.	Income taxes (continued):

Reconciliations of the income tax provisions at the above rates with the amounts shown in the consolidated statements of operations and comprehensive loss are as follows:

	2008	2007	2006

Loss before income taxes	$(14,885,744)	$(30,061,465)	$(25,814,607)

Income tax expense calculated at average Canadian income tax rates	$(5,183,330)	$(10,858,201)	$(9,324,236)

Change in income taxes resulting from:
Tax effect of changes in rates	7,304,555	-	-
Differences in rates applicable to subsidiary in foreign jurisdiction	186,000	(298,859)	(225,984)
Withholding taxes	-	1,668,775	-
Other non-deductible items	734,775	586,813	936,913
Change in valuation allowance	(3,042,000)	10,570,247	8,613,307

Income tax expense	$-	$1,668,775	$-

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2008, 2007 and 2006

14.	Income taxes (continued):

(b)	The tax effects of temporary differences that give rise to significant portions of future tax assets and future tax liabilities as at June 30 are as follows:

	2008	2007

Future tax assets:
Property and equipment	$4,806,000	$7,012,000
Financing costs	186,000	505,000
Deferred revenue	2,621,000	4,430,000
Capital loss carryforward	173,000	194,000
Eligible capital expenditures	41,000	65,000
Non-capital losses - United States	27,338,000	27,011,000
Non-capital losses - Canada	18,885,000	18,585,000
Scientific research and experimental development expenses and credits	11,162,000	10,939,000
	65,212,000	68,741,000

Future tax liabilities:
Acquired technologies	(1,179,000)	(1,666,000)
	64,033,000	67,075,000

Less valuation allowance	64,033,000	67,075,000

Net future tax asset	$-	$-

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2008, 2007 and 2006

14.	Income taxes (continued):

(c)	The Company has available Canadian and United States non-capital loss carryforwards totalling approximately $65,121,000 and $64,617,000, respectively. These losses expire as follows:

	Canada	United States

2009	$3,683,000	$-
2010	3,789,000	-
2014	7,307,000	-
2015	16,788,000	-
2018	-	1,000
2019	-	28,000
2020	-	85,000
2021	-	2,604,000
2022	-	4,610,000
2023	-	3,045,000
2024	-	3,148,000
2025	-	6,370,000
2026	13,260,000	37,142,000
2027	10,235,000	4,898,000
2028	10,059,000	2,686,000

	$65,121,000	$64,617,000

(d)	The Company has approximately $15,722,000 (2007 - $16,015,000) of unclaimed development costs that may be claimed against future taxable income.

(e)	The Company has accumulated net capital losses for tax purposes of approximately $1,191,000, which may be carried forward and used to reduce taxable capital gains in future years.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2008, 2007 and 2006

14.	Income taxes (continued):

(f)
The Company performs certain activities that result in investment tax credits ("ITC") that can be used to offset future Canadian and United States federal taxes payable and Ontario innovation tax credits ("OITC") that are payable in cash from the Province of Ontario.  The Company does not accrue the federal ITC as it can only be used to offset future taxes payable and the Company has not recorded the benefit of any tax assets to date.  The ITCs expire as follows:

	Canada	United States

2010	$25,000	$-
2011	261,000	-
2012	370,000	-
2013	328,000	2,000
2014	284,000	8,000
2015	1,004,000	113,000
2016	679,000	76,000
2017	1,103,000	196,000
2018	937,000	177,000
2019	-	199,000
2020	-	335,000
2021	-	22,000
2022	-	204,000

	$4,991,000	$1,332,000

The Company accrues and records cash refundable OITC amounts directly against development expenses where there is reasonable assurance that the assistance will be realized.  During the year, the Company repaid cash refundable OITC claims related to fiscal years 2004, 2005 and 2006 in the amount of $18,326.  At June 30, 2008, OITC's receivable amounted to $158,742 (2007 - $143,049; 2006 - $437,233).

	2008	2007	2006

Gross development expenses	$15,613,224	$28,758,469	$20,388,577
OITC repaid (refunds)	18,326	-	(200,000)

Licensing and product development expenses	$15,631,550	$28,758,469	$20,188,577

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2008, 2007 and 2006

15.	Capital management:

The Company's primary objective when managing capital is to ensure that it has sufficient cash resources to fund its development and commercialization activity and to maintain its ongoing operations.  To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity or by securing strategic partners.

The Company includes cash and cash equivalents, short-term deposits, accounts payable and accrued liabilities in the definition of capital.

The Company is not subject to externally imposed capital requirements, other than the restriction on cash, and there has been no change with respect to the overall capital management strategy during the 12 months ended June 30, 2008.

16.	Financial instruments:

(a)	Categories of financial assets and liabilities:

Under CICA Section 3862, Financial Instruments - Disclosures, the Company is required to provide disclosures regarding its financial instruments.  Financial instruments are either measured at amortized cost or fair value.  Accounts receivable, accounts payable and accrued liabilities are measured at amortized cost.  Cash and cash equivalents and short-term deposits are measured at fair value and all changes to fair value are included in loss for the year in which they arise.

		2008		2007
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Cash and cash equivalents	$3,119,189	$3,119,189	$5,847,351	$5,956,550
Short-term deposits	54,981,737	54,981,737	69,724,438	69,661,386
Accounts receivable	403,371	403,371	370,011	370,011
Accounts payable	(307,588)	(307,588)	(1,169,211)	(1,169,211)
Accrued liabilities	(1,715,024)	(1,715,024)	(2,103,755)	(2,103,755)

	$56,481,685	$56,481,685	$72,668,834	$72,714,981

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies; however, considerable judgment is required to develop these estimates.  The carrying values of current monetary assets and liabilities approximate their fair values due to their relatively short periods to maturity.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2008, 2007 and 2006

16.	Financial instruments (continued):

(b)	Risks arising from financial instruments and risk management:

The Company's activities expose it to a variety of financial risks: market risk (including foreign exchange and interest rate risks), credit risk and liquidity risk.  Risk management is the responsibility of the Company's finance function which identifies, evaluates and, where appropriate, mitigates financial risks.

(i)	Foreign exchange risk:

The Company operates in Canada and the United States and has relationships with entities in other countries.  Foreign exchange risk arises because the cost of transactions denominated in foreign currencies may vary due to changes in exchange rates ("transaction exposures") and because the United States subsidiary financial statements denominated in U.S. dollars may vary on consolidation into Canadian dollars.

Balances in foreign currencies at June 30, 2008 are approximately:

	U.S. dollars	Euros	British pounds

Cash and cash equivalents	$639,000	€-	£-
Accounts payable and accrued liabilities	(343,000)	-	(57,000)
Accounts receivable	201,000	16,000	-

	$497,000	€16,000	£(57,000)

Fluctuations in the U.S. dollar exchange rate may potentially have a significant impact on the Company's results of operations.

(ii)	Interest rate risk:

The Company is exposed to interest rate risk to the extent that short-term deposits are at a fixed rate of interest and their market value can vary with the change in market interest rates.  The Company's maximum exposure to interest rate risk is based on the effective interest rate and the current carrying value of these assets.  The Company monitors market interest rates and mitigates against interest rate risk by not investing in deposits longer that 18 months.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2008, 2007 and 2006

16.	Financial instruments (continued):

Based on the Company's current short-term deposits, a 1% change in market interest rates would have an impact of approximately $55,000 on the Company's loss before income taxes.

(iii)	Credit risk:

Accounts receivable are subject to normal credit risk.  The maximum exposure to credit risk is equal to the carrying value of the accounts receivable.  The Company regularly assesses the amounts in receivable and takes action to collect the amounts or provide adequate reserves against doubtful accounts.  The Company currently has no reserve against doubtful accounts as there have been no bad debts to date.

(iv)	Liquidity risk:

Liquidity risk is the risk that the current financial obligations exceed the cash available to satisfy those obligations at any point in time.  The Company's objective in managing liquidity risk is to maintain sufficient readily available cash in order to meet its liquidity requirements.  The Company achieves this by maintaining sufficient cash and cash equivalents.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2008, 2007 and 2006

17.	Canadian and United States accounting policy differences:

The Company's consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in certain respects from those applied in the United States.  The following items present the impact of material differences between Canadian GAAP and United States GAAP on the Company's consolidated financial statements.

(a)	Consolidated statements of operations and comprehensive loss and deficit:

The following table reconciles loss for the year as reported in the consolidated statements of operations and comprehensive loss and deficit reported under Canadian GAAP to what would have been reported had the statements been prepared in accordance with United States GAAP:

	2008	2007	2006

Loss for the year based on Canadian GAAP	$(14,885,744)	$(31,730,240)	$(25,814,607)
Reversal of capitalization of acquired technologies (i)	-	-	(1,562,284)
Amortization of acquired technologies (i)	1,060,541	1,059,255	1,025,220

Loss for the year and comprehensive loss based on United States GAAP	$(13,825,203)	$(30,670,985)	$(26,351,671)

	2008	2007	2006

Basic and diluted loss per share (ii)	$(0.25)	$(0.55)	$(0.60)

Weighted average number of common shares outstanding	55,835,356	55,804,674	43,755,160

Excludes common shares held in escrow for contingent additional payment related to the acquisition of Delex Therapeutics Inc. (note 8)	2,380,953	2,380,953	2,380,953

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2008, 2007 and 2006

17.	Canadian and United States accounting policy differences (continued):

(i)
Under United States GAAP, the Company's acquired technologies, which are primarily comprised of patents and technologies which require regulatory approval to be commercialized and which have no proven alternative future uses, are considered in-process research and development and are immediately expensed upon acquisition in accordance with FASB Statement No. 2, Accounting for Research and Development Costs.  The Company's acquired technologies do not have an alternative future use given their specialized nature and limited alternative use.  Under Canadian GAAP, the acquired technologies are considered to be development assets which are capitalized and amortized over their expected useful lives.

(ii)
Loss per common share has been calculated using the weighted average number of common shares outstanding during the year.  The potential effect of share options and share purchase warrants is not dilutive to the loss per common share.

(b)	Consolidated statement of changes in shareholders' equity:

United States GAAP requires the inclusion of a consolidated statement of changes in shareholders' equity for each year a statement of income is presented.  Shareholders' equity under United States GAAP is as follows:

					Additional
		Share			paid-in
	Warrants	capital	Deficit		capital	Total

Total shareholders' equity under U.S. GAAP, June 30, 2005	$5,313,283	$87,487,802	$(64,581,701	) $	29,816	$28,249,200
Issued on exercise of options	-	1,286,170	-		(398,727)	887,443
Issued on exercise of warrants	(715,295)	4,397,499	-		-	3,682,204
Issued from escrow pursuant to Delex acquisition agreement	-	1,464,284	-		-	1,464,284
Issued pursuant to licensing agreement	-	100,000	-		-	100,000
Issued from equity financing	-	42,622,618	-		-	42,622,618
Issued from acquisition of Eximias	-	35,413,171	-		-	35,413,171
Stock-based compensation	-	-	-		2,552,291	2,552,291
Loss for the year	-	-	(26,351,671)		-	(26,351,671)

Total shareholders' equity under U.S. GAAP, June 30, 2006	4,597,988	172,771,544	(90,933,372)		2,183,380	88,619,540
Issued on exercise of options	-	15,554	-		(4,323)	11,231
Issued on exercise of warrants	(44,680)	134,055	-		-	89,375
Stock-based compensation	-	-	-		1,716,913	1,716,913
Loss for the year	-	-	(30,670,985)		-	(30,670,985)

Total shareholders' equity under U.S. GAAP, June 30, 2007
	4,553,308	172,921,153	(121,604,357)		3,895,970	59,766,074

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2008, 2007 and 2006

17.	Canadian and United States accounting policy differences (continued):

					Additional
		Share			paid-in
	Warrants	capital	Deficit		capital	Total

Total shareholders' equity under U.S. GAAP, June 30, 2007	4,553,308	172,921,153	(121,604,357)		3,895,970	59,766,074
Expiry of warrants	(1,402,769)	-	-		1,402,769	-
Stock-based compensation	-	-	-		2,063,973	2,063,973
Loss for the year	-	-	(13,825,203)		-	(13,825,203)

Total shareholders' equity under U.S. GAAP, June 30, 2008	3,150,539	172,921,153	(135,429,560)		7,362,712	48,004,844
Stock-based compensation expense	-	-	(1,818,334)		1,761,112	(57,222)
In-process research and development acquired	-	-	7,348,185		-	7,348,185
Amortization of in-process research and development acquired	-	-	(3,282,776)		-	(3,282,776)

Total shareholders' equity under Canadian GAAP, June 30, 2008	$3,150,539	$172,921,153	$(133,182,485	) $	9,123,824	$52,013,031

United States GAAP requires the disclosures of a consolidated statement of comprehensive income.  Comprehensive income generally encompasses all changes in shareholders' equity, except those arising from transactions with shareholders.  There have been no material transactions that would have been included in comprehensive income had the statements been prepared in accordance with United States GAAP.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2008, 2007 and 2006

17.	Canadian and United States accounting policy differences (continued):

(c)	Investment tax credits:

Canadian GAAP requires that investment tax credits relating to development costs be accounted for as a reduction of development costs.  United States GAAP requires such amounts to be accounted for as a reduction of income tax expense.  There is no impact on the loss for the year as a result of this GAAP difference.  Investment tax credits recognized are as follows:

Years ended June 30,
2008	2007	2006

$-	$-	$133,779

(d)	Income taxes:

Canadian GAAP requires that future income taxes be calculated using enacted income tax rates or, where they exist, substantively enacted income tax rates. United States GAAP does not permit the use of substantively enacted rates.  As a full valuation allowance has been recorded against all future tax assets, the future tax assets and valuation allowances are also different as a result of Canadian/United States GAAP loss differences.

The future tax assets and related valuation allowances as would have been calculated using United States GAAP are approximately $65,212,000, $68,741,000 and $59,530,000, respectively, for the years ended June 30, 2008, 2007 and 2006.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2008, 2007 and 2006

17.	Canadian and United States accounting policy differences (continued):

(e)	Acquisitions:

The following pro forma financial information reflects the results of operations of the Company as if the acquisition of Eximias had taken place on July 1, 2005.  The pro forma financial information is not necessarily indicative of the results as it would have been if the acquisition had been effected on the assumed date and is not necessarily indicative of future results.

2006

Pro forma revenue	$4,180,287
Pro forma loss	(35,778,180)
Pro forma basic and diluted loss per share	(0.74)

(f)	New accounting pronouncements:

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"), which is an interpretation of SFAS 109, Accounting for Income Taxes.  This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on derecognizing, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Company adopted the provisions of FIN 48 on July 1, 2007.  The implementation of FIN 48 did not result in any adjustment to the Company's beginning tax positions.  The Company continues to fully recognize its tax benefits, which are offset by a valuation allowance to the extent that it is more likely than not that the deferred tax assets will not be realized.  The Company does not expect any significant changes in its unrecognized tax benefits for the next 12 months.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2008, 2007 and 2006

17.	Canadian and United States accounting policy differences (continued):

The parent company and its Canadian subsidiary each file a Canadian federal and Ontario income tax return.  Generally, the Company is no longer subject to federal and provincial income tax examinations by Canadian tax authorities for year ends prior to June 30, 2004.  However, years 2001 to 2008 remain open with respect to related party transactions.

The Company's U.S. subsidiaries file a consolidated U.S. federal income tax return and consolidated and separate company income tax returns in many U.S. state jurisdictions.  Generally, the Company is no longer subject to federal and state income tax examinations by U.S. tax authorities for years prior to 2004.

The Company recognizes any interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses.  During the year ended June 30, 2008, there were no such interest or penalties.

(g)	Recently issued accounting pronouncements not yet adopted:

In September 2006, the FASB issued FASB Statement No. 157 ("SFAS 157"), Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements.  SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements.  The new statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years, specifically July 1, 2008 for the Company.  The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 157 on the consolidated financial position, results of operations and cash flows.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2008, 2007 and 2006

17.	Canadian and United States accounting policy differences (continued):

In February 2007, the FASB issued FASB Statement No. 159 ("SFAS 159"), The Fair Value Options for Financial Assets and Financial Liabilities, which permits entities to choose to measure many financial instruments and certain warranty and insurance contracts at fair value on a contract-by-contract basis.  SFAS 159 applies to all reporting entities, including not-for-profit organizations, and contains financial statement presentation and disclosure requirements for assets and liabilities reported at fair value as a consequence of the election.  SFAS 159 is effective as of the beginning of an entity's first year that begins after November 15, 2007, specifically July 1, 2008 for the Company.  Early adoption is permitted subject to certain conditions; however an early adopter must also adopt FASB Statement No. 157 at the same time.  The Company does not expect the adoption of SFAS 159 to have an impact on its consolidated financial position, results of operations or cash flows.

In December 2007, the FASB issued Statement No. 141R ("SFAS 141R"), Business Combinations, which requires most identifiable assets, liabilities, non-controlling interests and goodwill acquired in a business combination to be recorded at full fair value.  SFAS 141R applies to all business combinations, including combinations among mutual entities and combinations by contract alone.  Under SFAS 141R, all business combinations will be accounted for by applying the acquisition method.  SFAS 141R is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, specifically July 1, 2009 for the Company.

In December 2007, the FASB issued Statement No. 160 ("SFAS 160"), Non-controlling Interests in Consolidated Financial Statements, which will require non-controlling interests (previously referred to as minority interests) to be treated as a separate component of equity, not as a liability or other item outside permanent equity.  SFAS 160 applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements.  SFAS 160 is effective for annual periods beginning on or after December 15, 2008, specifically July 1, 2009 for the Company.  Earlier application is prohibited.  SFAS 160 will be applied prospectively to all non-controlling interests, including any that arose before the effective date, except that comparative period information must be recast to classify non-controlling interests in equity, attribute net income and other comprehensive income to non-controlling interests and provide other disclosures required by SFAS 160.  The Company does not expect the adoption of SFAS 160 to have an impact on its consolidated financial statements.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2008, 2007 and 2006

17.	Canadian and United States accounting policy differences (continued):

In March 2008, the FASB issued Statement No. 161 ("SFAS 161"), Disclosures about Derivative Instruments and Hedging Activities, which requires enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting.  Mainly, entities are required to provide enhanced disclosures about (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (iii) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows.  SFAS 161 is effective for financial statements issued for fiscal years beginning after November 15, 2008, specifically July 1, 2009 for the Company.  SFAS 161 encourages, but does not require, comparative disclosures for earlier periods at initial adoption.  The Company does not expect the adoption of SFAS 161 to have an impact on its consolidated financial position, financial performance or cash flows.

In May 2008, the FASB issued Statement No. 162 ("SFAS 162"), The Hierarchy of Generally Accepted Accounting Principles.  SFAS 162 identifies the sources of generally accepted accounting principles and provides a framework, or hierarchy, for selecting the principles to be used in preparing U.S. GAAP financial statements for non-governmental entities.  SFAS 162 makes the GAAP hierarchy explicitly and directly applicable to preparers of financial statements, a step that recognizes preparers' responsibilities for selecting the accounting principles for their financial statements.  SFAS 162 is effective 60 days following the Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board (United States)'s related amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.  The Company does not expect the adoption of SFAS 162 to have an impact on its consolidated financial position, financial performance or cash flows.